EXHIBIT 99.1

POET Technologies to Participate in Multiple Sessions at ECOC 2022

TORONTO, Sept. 14, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced that representatives from the Company will participate at the 2022 European Conference on Optical Communication (ECOC), which will be held September 18-22, 2022 in Basel, Switzerland. The Company will also be exhibiting in booth 578.

ECOC is the continent's largest event in the field and one of the most prestigious events on optical communications worldwide.

Dr. Simon Goh, principal engineer, will present his paper on the passive alignment of lasers on the POET Optical Interposer in the session, “Non-Linear Devices and Packaging”, on September 22, 2022 at 10:45am CEST. Dr. Lucas Soldano, a member of POET’s technical staff, is an organizer of a symposium entitled “Hybrid Integration of III-V Devices with Silicon-based Waveguides (Si, SiN, SiO2)”, which is also scheduled on September 22, 2022 at 10:45am CEST. POET chairman and CEO, Dr. Suresh Venkatesan, will also be a participating speaker. Additionally, Dr. Michal Lipson, professor of physics at Columbia University and a nominee to POET’s board of directors, will lead a tutorial entitled “The State of the Art and Challenges of Silicon Photonics Today” on Tuesday, September 20, 2022 at 2:00pm CEST.

“Hybrid Integration is one of the critical and important topics of discussion among professionals in the photonics industry today,” said Dr. Suresh Venkatesan, chairman & CEO of POET Technologies Inc. “It is widely understood that neither conventional discrete assembly nor conventional silicon photonic integrated circuits (PICs) are up to the challenges of scalability in volume, cost and power consumption that are required for increasing speeds and bandwidth in data and telecommunications, much less the high-volume applications for photonics in optical computing, wearables and automotive LIDAR. We recognized these challenges years ago, which is why the POET Optical Interposer is the only true hybrid, wafer-level, chip-scale platform that integrates electronic and photonic devices in a fully CMOS-compatible assembly process that meet these challenges and is available today to companies that need integration solutions.”

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the completion of the Consolidation, Nasdaq listing, expanded investor and public relations program, success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of the Consolidation, Nasdaq listing, expanded investor and public relations program, completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, plans for and completion of projects by the Company’s joint ventures and third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure to receive regulatory approval for any of the foregoing, the failure of its products to meet performance requirements, operational risks in the completion of the Company’s anticipated projects, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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